210 East Earll Drive Phoenix, AZ 85012 Ph: 602-364-6000

February 21, 2018

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:        Cable One, Inc., File No. 001-36863

Dear Mr. Spirgel,

We refer to your letter dated January 10, 2018 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Cable One, Inc. (“our,” “we” or the “Company”) setting forth the Staff’s comments on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 1, 2017 (the “Form 10-K”), File No. 001-36863.

We respectfully submit the following response to the comment contained in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment, Pages 48 - 49

1.

Refer to your correspondence letters dated June 14, 2017, September 19, 2017, and November 29, 2017. We do not believe the company’s conclusion is consistent with the definition of a change in accounting estimate in ASC 250. Please provide us with your revised analysis.

Response: In response to the comment above and in accordance with our discussions with the Staff, we have revised the analysis of our accounting changes related to labor capitalization. Based on our revised analysis of the changes under the guidance of ASC 250, we determined that: (i) certain of the changes, where we identified additional time from our improved systems and processes, continue to be changes in estimates; (ii) other changes, where we changed our policy from one acceptable accounting method to another acceptable method, represent changes in accounting principle; and (iii) the remaining changes, where additional positions or activities were identified, are corrections of errors. Each of these categories is discussed below.

Changes in Estimates

The Company continues to believe that a portion of the change is a change in estimate. The change in estimate is the result of changes in our payroll system and process which determine the estimates of the percentage of time that positions devote to capital projects. For categories and activities where the Company capitalized amounts in prior years and increased the capitalization in 2017 as a result of information from its improved systems and processes, the increases are classified as a change in estimate.

Changes in Accounting Principle

Discussion of Principle Changes

In its revised analysis, the Company has determined that two categories of activities should be classified as changes in accounting principle. These categories are:

●

Labor costs related to the provision of service to a new customer relationship in an existing geographic location and upgrades to individual services at an existing geographic location (“New Customer Installation Costs”).

●	Labor costs for supervisory activities performed by management positions, including field management and corporate engineering and other management positions (“Capital Project Management Costs”).

Under the Company’s previous policies which were established by its former parent company prior to the Company’s spin-off as a separate public company, installation costs were capitalized only when incurred to connect businesses or residences that had not been previously connected to the cable infrastructure or digital platform (a “drop”). Also under those policies, costs for supervisory positions were expensed as incurred.

The Company believes that the changes are voluntary changes from one acceptable accounting method to another acceptable accounting method. Authoritative guidance in ASC 360, Property, Plant and Equipment and in ASC 922, Entertainment – Cable Television provides general guidelines regarding capitalization of costs, but does not include guidance on the nature of specific activities or costs associated with the construction of assets that are considered capitalizable.

Specifically, as it relates to installation costs, the Company believes that the change to capitalization of installation labor for new customers is a change in principle because ASC 922 does not explicitly define which activities, other than the cost of the drop, are considered “Initial subscriber installation costs.” That is, the guidance is not specific in ASC 922 or 360 as to whether the costs incurred inside the home like adding cable outlets, additional lines, etc. should be capitalized. The Company’s historical policy was to capitalize all material and labor for the initial drop to a business or residence (i.e., the connection of the business or residence to the cable infrastructure), and to expense all future installation labor of customer premise equipment (CPE) after the original drop to a business or residence.

The Company further believes that labor related to supervision of capital projects is a change in principle because ASC 360 provides limited guidance on the nature of the costs intended to get property, plant and equipment ready for its intended use. As such, the Company’s historical policy was to treat supervisory labor as general and administrative in nature and to expense these costs in operating expense.

We believe the lack of specific guidance in GAAP can result in different companies coming to different conclusions on whether or not to capitalize the labor related to these activities, and we are aware of diversity in practice as a result of discussions with peers, a 2007 installation capitalization study performed by the National Cable & Telecommunications Association and disclosures in SEC filings by other cable operators subsequent to acquisition transactions in the cable industry. In those filings, the acquiring company disclosed proforma adjustments or changes to policies of the acquired company to conform to the acquiring company’s policies.

It should also be noted that the AICPA Financial Reporting Executive Committee-proposed Statement of Position on property, plant and equipment from 2001 observed diversity in practice around types of expenditures capitalized, but it was never issued.

Given the limited guidance, the Company believes positions to capitalize or expense (as was the Company’s prior policy) the costs for a new customer in an existing home and the costs for supervisory activities are both supportable under GAAP.

Preferability

According to ASC 250-10-45-12, “An entity may change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable.” The Company believes that new method used to account for capitalized labor for New Customer Installation Costs and Capital Project Management Costs is preferable for the following reasons:

●

The new accounting method is a recognized and prevalent practice in the industry in which the Company operates. The Company has evaluated the following sources of information when concluding that the new accounting policy is a recognized and prevalent practice:

○	Examination of accounting policy disclosures in publicly available filings by other cable operators;
○	Discussions with industry peers; and
○	Corroboration through recent acquisitions and due diligence which provided insight into the accounting policies of potential acquisition targets.

Through these sources, the Company has determined that industry peers capitalize costs related to the initial installation including both new geographic locations and new customer installations. In addition, others within the industry capitalize a portion of the labor costs of field management and corporate engineering and other management based on the extent to which they supervised work performed on capital projects. Therefore, this change will result in improved usefulness of the Company’s financial statements as the Company’s disclosure will be more consistent with industry peers.

●

The application of the new policies provides a better matching of costs and revenues, as the cost of depreciating the assets is recognized in the periods for which related revenue is expected to be generated.

●	The change also improves internal reporting and enhances management’s decision making, as additions put in place will reflect the total cost to acquire and deploy the assets.

Presentation and Disclosure

According to ASC 250-10-45-5, “An entity shall report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless it is impracticable to do so.”

Also according to ASC 250-10-45-9, “It shall be deemed impracticable to apply the effects of a change in accounting principle retrospectively only if any of the following conditions exist:

a.	After making every reasonable effort to do so, the entity is unable to apply the requirement.
b.	Retrospective application requires assumptions about management's intent in a prior period that cannot be independently substantiated.
c.	Retrospective application requires significant estimates of amounts, and it is impossible to distinguish objectively information about those estimates that both:
1.	Provides evidence of circumstances that existed on the date(s) at which those amounts would be recognized, measured, or disclosed under retrospective application
2.	Would have been available when the financial statements for that prior period were issued.”

The Company has evaluated the guidance above and concluded that retrospective application of the proposed change in accounting principle is impracticable for all prior periods for the reasons described below.

The Company’s previous billing system did not capture the data necessary to calculate New Customer Installation Costs as the previous policy did not require it. As such, the Company would have to make significant estimates as to the amount of installer time that related to repairs and maintenance versus an installation to a new customer in an existing location. Additionally, for the supervisory costs of capital projects, time surveys were not performed for hours spent on these capital projects by field management, corporate engineering and other management personnel because it was not required by the policy. If management were to revise historical numbers, significant estimates would be required as the time-tracking data does not exist. In order to develop the capitalized balances and related annual depreciation amounts, estimates would need to go back eight to twelve years and cover hundreds of employees. In addition, the Company’s business has changed over the last five to seven years with an increasing focus on high speed data and business services revenue streams and a lesser focus on video. That has had an impact on the types and mix of activities performed by employees.

Given the significance of the assumptions required, along with the limitation of historical records and changes in the Company's business over the years, the Company believes that it meets the criteria defined in the impracticability exception in accordance with ASC 250-10-45-9 and proposes to apply the new capitalization policies for New Customer Installation Costs and Capital Project Management Costs prospectively beginning in the 2017 fiscal year. The Company will continue to disclose, as it has in each of its filings in 2017, the impact of the change on its reported results.

Letter from Independent Accountant Regarding Change in Accounting Principle

A draft of the letter from the Company’s independent accountant, PricewaterhouseCoopers LLP, for inclusion as an exhibit to the Company’s Form 10-K filing for the year ended December 31, 2017 pursuant to Item 601(b)(18) of Regulation S-K is attached hereto as Exhibit A.

Error Corrections

Discussion of Error Corrections

In its revised analysis, the Company has classified a portion of the accounting change as an error correction. The glossary in ASC 250-10-20 defines an error in previously issued financial statements as “An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.” There were several categories for which additional capitalizable positions or activities were identified for capitalization in 2017 that were not capitalized in prior periods. The Company considers these positions and activities an oversight of facts that existed in prior periods.

Materiality Analysis

In accordance with our conversation with the Staff on February 20, 2018, the Company is concurrently making a supplemental submission of its assessment of the materiality of the misstatements to the financial statements taken as a whole based on the total mix of information available and considering both quantitative and qualitative factors utilizing the guidance in ASC-250-10-S99-1.

Method for Correction

The misstatements have been determined not to be material for the previously issued annual and quarterly financial statements, but would be material to correct through an out of period adjustment to the current year financial statements. Therefore, the Company will correct the error through a revision to the previously issued financial statements included in the Form 10-K filing for the year ended December 31, 2017.

If you need additional information, please feel free to call me at (602) 364-6505.

Sincerely,

CABLE ONE, INC.

By:	/s/ Kevin P. Coyle
Name: Kevin P. Coyle
Title: Chief Financial Officer

With a copy to:

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Joseph Cascarano, Senior Staff Accountant

Exhibit A

DRAFT

[March 1, 2018]

Board of Directors

Cable One Inc.

210 E. Earll Drive

Phoenix, AZ 85012

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Cable One Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated [March 1, 2018]. Note [X] to the financial statements describes a change in accounting principle from recognizing certain internal labor costs for installation activities and supervisory activities related to capital projects as Operating expenses to capitalizing these internal labor costs as additions to Property, plant and equipment. It should be understood that the preferability of one acceptable method of accounting over another for the capitalization of these internal labor costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

PricewaterhouseCoopers LLP

Phoenix, Arizona